UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HETTLEMAN, STUART
   c/o AMERTRANZ WORLDWIDE HOLDING CORP.
   2001 MARCUS AVENUE
   LAKE SUCCESS, NY  11042
   USA
2. Issuer Name and Ticker or Trading Symbol
   AMERTRANZ WORLDWIDE HOLDING CORP.
   AMTZ,AMTZW
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   SEPTEMBER 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK               |09/03/|C   | |142,884           |A  |$1.00      |431,244            |I     |BY CORPORATION (1)         |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |09/03/|C   | |18,218            |A  |$1.00      |52,918             |I     |BY CORPORATION (1)         |
                           |97    |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
CLASS A 10% CUMULATIVE|$1.00   |09/03|C   | |14,288     |D  |IMMED|     |COMMON STOCK|142,884|       |14,288(2)   |I(1|            |
 CONVERTIBLE PREFERRED|        |/97  |    | |           |   |.    |     |            |       |       |            |)  |            |
 STOCK                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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CLASS A 10% CUMULATIVE|$1.00   |09/03|C   | |1,822      |D  |IMMED|     |COMMON STOCK|18,218 |       |1,822(3)    |I(1|            |
 CONVERTIBLE PREFERRED|        |/97  |    | |           |   |.    |     |            |       |       |            |)  |            |
 STOCK                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SECURITIES, AND THIS REPORT
SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS
THE
        BENEFICIAL OWNER OF SUCH SECURITIES FOR PURPOSES OF SECTION 16 OR FOR ANY OTHER
PURPOSE.
(2) TOTAL AMOUNT INCLUDES 2,657 SHARES ISSUED AS DIVIDENDS ON OUTSTANDING SHARES OF CLASS A
10% CUMULATIVE CONVERTIBLE PREFERRED
STOCK.
(3) TOTAL AMOUNT INCLUDES 664 SHARES ISSUED AS DIVIDENDS ON OUTSTANDING SHARES OF CLASS A
10% CUMULATIVE CONVERTIBLE PREFERRED
STOCK.
SIGNATURE OF REPORTING PERSON
/s/ STUART HETTLEMAN
DATE
OCTOBER 1, 1997